Folly Mojave LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

TABLE OF CONTENTS

THIS LIMITED LIABILITYCOMPANY OPERATING AGREEMENT (this "Operating Agreement"), effective as of October 8, 2019 (the "Effective Date"), by and among all those now and hereafter who execute this Operating Agreement and thereby become the "Members" of **Folly Mojave LLC**, a California limited liability company (the "Company"), provides as follows:

RECITALS

WHEREAS, the Company was organized as a limited liability company under the laws of the State of California effective as of October 8, 2019;

WHEREAS, the Members entered into and executed an initial operating agreement as of October 8, 2019 (the "Original Operating Agreement"); and

WHEREAS, the Company's Members wish to enter into this Operating Agreement, and to thereby amend and restate the Original Operating Agreement, in order to set forth the terms and conditions on which the management, business, and financial affairs of the Company shall be conducted going forward.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the Members do hereby covenant and agree as follows:

AGREEMENT

ARTICLE I
RECITALS; DEFINITIONS

1.01 **Recitals**: The recitals above are an integral part of this Operating Agreement and are hereby incorporated by reference.

1.02 **Definitions**: The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

(a) "Act" shall mean the California Revised Uniform Limited Liability Company Act as amended and in force from time to time.

(b) "Articles" shall mean the Articles of Organization of the Company, as amended and in force from time to time.

(c) "Capital Account" shall mean as of any given date the amount calculated and maintained by the Company for each Member as provided in Article 5.02 hereof.

(d) "Capital Contribution" shall mean any contribution to the capital of the Company by a Member in actual cash, property, or services.

(e) "Cause" shall mean the occurrence or existence of any of the following: (i) the failure by a Member to fulfill his obligations and responsibilities to the Company as a Member of the Company and pursuant to this Operating Agreement, as determined by a mutually agreed upon third party neutral upon and pursuant to an invocation of the dispute resolution set forth in Section 10.02; (ii) any act of fraud, gross negligence or willful misconduct, misappropriation, dishonesty, embezzlement or similar conduct against the Company or against any of its affiliates; (iii) a conviction of, or a plea of nolo contendere to, a felony or any crime involving moral turpitude; or (iv) any knowing violation of any law, rule, or regulation affecting the business which results in a fine or penalty assessed to the Company or otherwise impairs or impacts the Company's ability to conduct business going forward or results in the conviction of the Member for a felony; or (v) a violation of the Company's written policies and procedures, including this Operating Agreement and the provisions hereof, as amended from time to time.

(f) "Code" shall mean the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

(g) "Company" shall refer to **Folly Mojave LLC**.

(h) "Damages" means any and all damages, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, charges, amounts paid in settlement, expenses, costs and expenses (including, without limitation, attorneys' fees and expenses) arising out of or related to litigation and interest on any of the foregoing.

(i) "Economic Interest" means a share of the Company's profits, losses, distributions and assets pursuant to this Operating Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including without limitation the right to vote on, consent to, or otherwise participate in any decision of the Members.

(j) "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or other association.

(k) "Fiscal Year" shall mean a calendar year.

(l) "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company by a Member, as determined pursuant to Article 5.01 hereof.

(m) "Involuntary Withdrawal Event" shall mean, with respect to a Member: (i) the death of a Member; (ii) the permanent disability of a Member; (iii) the filing against a Member of an involuntary petition in bankruptcy or similar insolvency proceeding that is not dismissed within ninety (90) days thereafter; or (iv) the dissolution of the Company.

(n) "Member" shall mean each Person that is identified as a Member in Schedule I hereto or is admitted as a Member (either as a transferee of a Membership Interest or as an additional Member) as provided in Article VIII hereof. A Person shall cease to be a Member at such time as he no longer owns any Membership Interest.

(o) "Membership Interest" or "Interest" shall mean the percentage in the Company shown opposite the name of such Member as set forth in Schedule I hereto, and as may be amended from time to time. A Member's Membership Interest shall be expressed as such Member's Membership Interest in proportion to the total of all Membership Interest, and the sum of all Membership Interest shall equal one hundred percent (100%).

(p) "Operating Agreement" shall mean this Operating Agreement, as originally executed and as amended from time to time.

(q) "Person" shall mean any natural person or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

(r) "Portfolio Property" shall mean an investment in real estate that has been acquired, directly or indirectly, in whole or in part, by the Company.

(s) "Review" means a limited assurance on the Company's financial statements conducted by an independent accountant to ensure there is a reasonable basis for expressing limited assurance that no material modifications to the financial statements are necessary and that such financial statements are in conformity with generally accepted accounting principles.

(t) "Side Letter" shall mean a separate agreement that is used to clarify or modify the terms of this Operating Agreement.

(u) "Super Majority" means the complete and undisputed agreement of at least Fifty-One percent (51%) of the Membership Interest, and whether in writing or otherwise.

(v) "Unanimous Consent" means the complete and undisputed agreement of one hundred percent (100%) of the Membership Interest, and whether in writing or otherwise.

(w) "Voluntary Withdrawal Event" shall mean, with respect to a Member, the voluntary withdrawal of a Member from the Company as described in Article 7.02.

ARTICLE II
PURPOSES AND POWERS OF COMPANY

2.01 **Purposes**: The Company is organized primarily to: (a) develop or reuse Portfolio Properties used in the design or operation of guest and membership retreat facilities where accommodation and a suite of services and products for purchase can be provided; and (b) engaging in such additional acts and activities and conducting such other businesses related or unrelated to the foregoing as may be lawfully conducted by a limited liability company under the laws of the State of California.

2.02 **Powers**: The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Articles.

ARTICLE III
CLASSES OF INTERESTS; PRINCIPAL OFFICE

3.01 **Classes of Interests**: At this time, the Company has one class of Membership Interests. The Company reserves the right at a future date to create additional classes of Interests upon the Unanimous Consent of the Members.

3.02 **Principal Office; Registered Agent**: The principal office of the Company shall be at 801 S. Olive Street., #2116, Los Angeles, CA 90014. The principal office may be changed from time to time by the Members to such place as the Members may designate from time to time. The registered agent and registered office for the Company in the State of California is Debra Garcia at 1260 Huntington Drive, Suite 205, South Pasadena, California 91030, or such other place as Malek Alqadi or Hillary Flur may designate from time to time.

ARTICLE IV
VOTING POWERS; MEETINGS; MISC. MEMBER PROVISIONS

4.01. **In General**:

(a) The Company shall be managed by its Members, with each Member being provided with the obligation, power, and authority to manage a certain part of the day-to-day affairs of the Company, as provided herein.

(b) The Members hereby agree and acknowledge that (i) Malek Alqadi (directly or indirectly via Cohesion Studio, LLC) shall handle the design services provided by the Company to Portfolio Properties, including the master plan, architecture, design, creative development, solar integration, and branding and graphic design; (ii) Hillary Flur shall handle hospitality operations, staff management, guest communications, events and venue coordination, property activation, partnerships and branding, and finance.

(c) A Members' right to vote or otherwise participate with respect to matters relating to the Company shall be limited to those matters as to which the express terms of the Act, the Articles, or this Operating Agreement vest in the Members the right to so vote or otherwise participate.

4.02. **Reserved Matters**:

(a) Notwithstanding the foregoing Article 4.01.(a), and in addition to other matters set forth herein, the following matters (the "Reserved Matters") must be approved by the Super Majority of the Members:

(i) The planned use of funds for any Portfolio Property (the "Initial Budget");

(ii) Any expenditure under the Initial Budget that deviates from such plan 20% or more;

(iii) Decision regarding admission of new Members to the Company;

(iv) Amending the Articles of Company or the Operating Agreement of the Company in any manner that materially alters the preferences, privileges or relative rights of the members;

(v) Any fundamental change in the purpose or scope of the business of the Company or the abandonment of the Company;

(vi) Any agreement, contract, commitment, undertaking or expenditure not otherwise deemed a Reserved Matter as described herein, involving an amount in excess of twenty-five thousand dollars ($25,000) from the initial master budget under the following categories: land cost, exterior site work, owner furnished items, soft costs, operation costs, or any amendment, modification or extension of or suspension of performance under any such agreement, contract, commitment or undertaking;

(vii) Hiring of any salaried employee or the retention of any person on a commission or consulting basis for an amount that exceeds $25,000;

(viii) Appointment of the Tax Matters Member;

(ix) Distributions to Members;

(x) A Member's Assignment of an Economic Interest;

(xi) Any determination to initiate or forego any claim or litigation and any settlement, compromise or confession of judgment as to any claim, controversy or litigation involving the Company as claimant or defendant;

(xii) The timeline for any orderly liquidation of the Company; or

(xiii) Anything that is otherwise outside of the scope of the Company's day-to-day affairs.

(b) For the avoidance of doubt, unless otherwise any matter herein that requires the consent of the Members requires the Unanimous Consent of the Members.

4.03. **Duty and Liability of Members**: Except as otherwise provided in this Operating Agreement, the Company shall indemnify and hold harmless each Member, their members, agents and affiliates against any loss, liability, damage, cost or expense arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Company, to the fullest extent permitted by law, from and against any and all Damages, so long as such acts (i) did not constitute Cause, (ii) did not constitute a material breach of this Operating Agreement, or (iii) did not constitute a knowing violation of law. The termination of any proceeding by settlement shall not be deemed to create a presumption that the Member acted in a manner that constituted bad faith, gross negligence, intentional misconduct, a breach of this Operating Agreement or a knowing violation of law.

4.04. **Restrictive Covenant of Members**:

(a) Except as otherwise provided in this Operating Agreement, each Member and shall not be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company Business without the express consent of the Members.

(b) During the term of this Operating Agreement and for a period of eighteen (18) months after resignation, removal or withdrawal from the Company, for any reason, with or without Cause, agrees that he, she, or it will not: (i) solicit employees, agents, contractors, or subcontractors engaged by the Company to leave the employment of the Company or otherwise cease working with the Company; (ii) otherwise attempt to induce any employees, agents, contractors, or subcontractors engaged by the Company to leave the employment of the Company or cease working with the Company; or (iii) otherwise interfere with the business relationships between the Company and others with whom the Company engages to conduct Company Business.

(c) Each Member acknowledges that the remedy at law for any breach or threatened breach of this Article 4.04. would be inadequate and agrees that the Company is entitled to, and each Member hereby consents to, an order for, injunctive relief or other equitable relief in the event of any such breach or threatened breach.

4.05. **Member Meetings**: The Company shall not provide for an annual meeting or any regular Members' meetings. A Member may call a meeting by communicating his wish to schedule a meeting to the other Member. The place of any meeting of the Members shall be as designated by the Members. Such notification may be in person or in writing, or by telephone, or other form of electronic communication reasonably expected to be received by a Member. Notice of the business to be transacted at the meeting need not be given by the Member calling the meeting, and any business may be discussed and conducted at the meeting.

4.06. **Quorum for Meetings; Participation by Telephone or Similar Communications**: For any meeting of Members, the participation of the both Members is required to constitute a quorum for the transaction of business. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

4.07. **Action by Written Consent**: Any action required or permitted to be taken by a vote of the Members may be taken without a meeting if the Members consent to sign written consents to such action. Said consent or consents shall be filed with the minutes of the meetings of the Company. Action taken under this Article IV shall be effective when all of the Members have signed the consent or consents, unless the consent or consents specify a different effective date.

ARTICLE V
CONTRIBUTIONS TO THE COMPANY AND DISTRIBUTIONS

5.01. **Subscription of Membership Interest; Initial Capital Contributions**:

(a) Subscription of Membership Interest and adoption of this Operating Agreement will be evidenced by execution of this Operating Agreement, or any similar instrument so long as in a form as approved by the Members. Each subscription shall be approved by the Members. The Members or an agent or officer of the Company so authorized by the Members will enter into the books and records of the Company a record of ownership and the issuance of a Membership Interest. Evidence of Membership Interest will not be issued to Members unless the Members so request.

(b) Each Member, upon the execution of this Operating Agreement, shall have made or contemporaneously make an Initial Capital Contribution which shall be recorded in the books and records of the Company.

5.02. **Capital Accounts**: Separate Capital Accounts shall be maintained for each Member. To each Member's Capital Account there shall be credited the fair market value of such Member's Initial Capital Contribution and shall be adjusted from time to time for any additional Capital Contributions, allocations, and capital distributions. Except as otherwise specifically provided in this Operating Agreement, (i) no Member shall have any right to withdraw or reduce his Capital Contribution, or to demand and receive property other than cash from the Company in return for such Member's Capital Contribution, (ii) no Member shall have any priority over any other Members as to the return of their Capital Contribution, and (iii) any return of Capital Contribution or Capital Accounts to the Members shall be solely from the Company assets, and no Member shall be personally liable for any such return.

Non-Cash Capital Contributions: If the Members make any Capital Contributions in a form other than cash, the Members shall execute and deliver to the Company any assignments and other instruments of transfer as may be deemed necessary to confirm and carry out the contributions to capital of the Company.

5.03. **Loans to the Company**: If the Company has insufficient funds to meet its obligations as they come due and to carry out its routine, day-to-day affairs, then, in lieu of obtaining required funds from third parties or selling its assets to provide required funds, the Company may, but shall not be required to, borrow necessary funds from one or more of the Members as determined by the Members with Unanimous Consent.

5.04. **Additional Capital Contributions**: Members shall not be required to make a Capital Contribution beyond the Initial Capital Contribution. Members may make additional Capital Contributions with the Unanimous Consent of the Members.

5.05. **Determinations and Allocations of Profit and Losses; Distributions**:

(a) The net profits and net losses of the Company and all items of income, gain, loss, deduction and credit shall be allocated to each Member's Capital Account in proportion to each Member's Membership Interest and either distributed to each Member, if it will not result in financial hardship or insolvency of the Company and as approved by a vote of the Members.

(b) Upon allocation of profits to a Member's Capital Account, the Members may thereafter agree, by vote, to make a withdrawal or distribution of such profits effective at the end of any calendar quarter, provided that there remains cash of the Company sufficient to pay all liabilities, contingent or otherwise.

(c) Within thirty (30) days of receiving the K-1 form and any other information, a Member may apply to the Managing Member for a distribution equal to the amount of federal and state income tax liability the Member will incur on account of the Member's Membership Interest in the Company during the preceding fiscal year. Such application shall include an explanation of the liability amount and any other documentation or information the Managing Member may reasonably require. Within three (3) weeks of receiving the application and any required documentation and information, the disinterested Member shall (i) cause the Company to make a distribution to the applying Member in the requested amount; (ii) cause the Company to make a distribution to the applying Member in an amount less than the requested amount; or (iii) determine that no distribution will be made.

(i) In determining whether to act upon such application, the disinterested Member shall consider the financial state of the Company; the completeness, accuracy and validity of the explanation, documentation and other information provided by the requesting Member; the balance in the requesting Member's capital account; and any obligations the Member may owe the Company, whether or not past due.

(ii) No Member has a right to any distribution in any form other than money unless approved in writing by all the other Members.

(iii) All distributions are subject to set off by the Company in the case of a Member for any past due obligation of the Member to make a capital contribution to the Company or loan from the Company to the Member.

5.06. **Tax Allocation**: For federal income tax purposes, items of income, gain, loss, deduction or credit for each Fiscal Year shall be allocated among the Members in such manner as to reflect as nearly as possible the amounts credited or charged to each Member's Capital Account.

ARTICLE VI
RECORDS, REPORTS, ETC.

6.01. <u>Records</u>: The Company shall maintain books and records to the extent required by the Act. The books and records may be freely inspected by any Member or their agent.

6.02. <u>Financial Statements and Tax Returns</u>:

(a) Hillary Flur shall serve as the Tax Matters Member of the Company, until her successor is appointed. As soon as practicable from the close of each Fiscal Year of the Company, the Tax Matters Member shall cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare his federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations. The Tax Matters Member also shall cause to be prepared and filed all federal, state and local income tax returns required of the Company for each Fiscal Year.

6.03. <u>Banking and Brokerage</u>: The funds of the Company shall be kept in one or more separate accounts in the name of the Company in such banks, other federally insured depositories, or brokerage firms as may be designated by the Company. The Members hereby irrevocably constitute and appoint Hillary Flur or an agent thereof to make, execute, consent to, swear to, acknowledge, record and file from time to time any and all instruments to fund any bank or brokerage account.

ARTICLE VII
ASSIGNMENT; WITHDRAWAL; RESIGNATION

7.01. <u>Assignment Generally</u>: Except as expressly provided for herein, each Member hereby covenants and agrees that he will not sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose of all or any part of his Membership Interest or Economic Interest in the Company to any Person, firm, corporation, trust or other Entity without the consent of the Members.

7.02. <u>Voluntary Withdrawal of a Member</u>:

(a) A Member may voluntarily withdraw from the Company upon providing notice that shall set forth the date upon which such withdrawal shall become effective (the "<u>Withdrawal Effective Date</u>"), which shall not be less than thirty (30) days and not more than sixty (60) days from the date of withdrawal.

(b) Upon a Withdrawal Effective Date, such Member (the "<u>Former Member</u>") shall cease to be a Member in the Company, and the Former Member's Capital Account shall be fixed at a high watermark (if one exists at the time) as of the Withdrawal Effective Date. If a positive figure, the Former Member shall be entitled to receive the value of his Capital Account in annual installments for a three year period commencing on the **one year anniversary from the Withdrawal Effective Date** (the "<u>Actual Withdrawal Date</u>"), and otherwise subject to an allocation of losses up to the Actual Withdrawal Date but with no profits being credited to the Former' Member's Capital Account between the Withdrawal Effective Date and Actual Withdrawal Date, and further subject to a holdback on payment if extraordinary circumstances prohibit such a payout .

7.03. <u>Involuntary Withdrawal of a Member Other than for Cause</u>:

(a) A Member may be involuntarily removed from the Company upon the occurrence of an Involuntary Withdrawal Event. The Withdrawal Effective Date of such removal shall be determined by Unanimous Consent of the other Members.

(b) Upon a Withdrawal Effective Date, such Former Member shall cease to be a Member in the Company, and the Former Member's Capital Account shall be fixed as of the Withdrawal Effective Date. The Former Member shall be entitled to receive the net value of his Capital Account as of the Withdrawal Effective Date which shall be payable in full in annual installments over a three (3) year period, unless extraordinary circumstances prohibit such a payout.

(c) In the event of the death of a Member, the other Members will elect whether or not to continue the business and, if the other Members do elect to continue the business, the remaining Members will then elect whether or not to permit the successor to the deceased Member's Membership Interest to become a Member or for such successor to be limited to only receiving distributions pursuant to the deceased Member's Economic Interest.

7.04.   Involuntary Withdrawal of a Member for Cause:

(a) A Member may be involuntarily removed from the Company for cause which includes the occurrence or existence of any of the following: (i) the failure by a Member to fulfill his obligations and responsibilities to the Company, as determined by a mutually agreed upon third party neutral upon and pursuant to an invocation of the dispute resolution set forth in Section 10.02; (ii) any act of fraud, gross negligence or willful misconduct, misappropriation, dishonesty, embezzlement or similar conduct against the Company or against any of its affiliates; (iii) a conviction of, or a plea of nolo contendere to, a felony or any crime involving moral turpitude; (iv) any violation of any law, rule, or regulation affecting the business or financial services industry; or (v) a violation of the Company's written policies and procedures, including this Operating Agreement and the provisions hereof, as amended from time to time. The Withdrawal Effective Date of such removal shall be determined by Unanimous Consent of the other Members but must be within three (3) months of a determination of a Cause event.

(b) Upon a Withdrawal Effective Date, such Former Member shall cease to be a Member in the Company, and the Former Member's Capital Account shall be fixed as of the Withdrawal Effective Date. The Former Member shall be entitled to receive the net value of his Capital Account as of the Withdrawal Effective Date which shall be payable in full within three (3) months, subject to profits or sale of the Company, unless extraordinary circumstances prohibit such a payout.

(c) Following a Withdrawal Effective Date, the Former Member shall not be entitled to participation in any other profits or monetization of assets other than a return of the Former Member's Capital Account.

7.05.   Insurance: In order to fund any obligations under this Operating Agreement, the Company, or the Members may maintain such life insurance policies on the lives of one or more Members as the Members determine from time to time to be desirable.


ARTICLE VIII
DISSOLUTION AND TERMINATION


8.01   Events of Dissolution: The Company shall be dissolved upon the first to occur of the following:

(a) The consent of the Members to its dissolution;

(b) The entry of a decree of judicial dissolution of the Company as provided in the Act; and

(c) Any event not set forth above that under the Act requires dissolution of the Company.

8.02   Liquidation: Upon the dissolution of the Company, it shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Members shall determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds there from to the Members in and otherwise in accordance with Article 9.04.; and/or

(b) Distributing the Company's assets to the Members in kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of his Membership Interest and otherwise in accordance with Article 9.04.

8.03 <u>**Orderly Liquidation**</u>:

(a) A reasonable time as determined by the Members shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

(b) Upon liquidation, the Company assets (including any cash on hand) shall be distributed in the following order and in accordance with the following priorities:

(i) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation; then

(ii) Second, to the setting up of any reserves that the Members (or an agent thereof that it appoints to carry out the liquidation) deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. At the expiration of such period as the Members (or an agent thereof which it appoints to carry out the liquidation) shall deem advisable, the Company shall distribute the balance thereof in the manner provided in the following subsection; then

(iii) Third, to the Members in proportion to their respective net, cash Capital Contributions;

(iv) Fifth, to the Members in proportion to their respective Membership Interest.

(c) In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by Malek Alqadi or Hillary Flur (or the person or persons carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

(d) Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of his Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE IX
MISCELLANEOUS PROVISIONS

9.01. <u>**Confidentiality**</u>:

(a) Each Member and the Principal agree to maintain in strict confidence and to not use for any purpose other than the business of the Company or a Company Affiliate, all information regarding the Company, its affiliates, and the financial information of each other Member of this Company that is furnished to a Member by the Company, its affiliates, or representatives.

(b) Notwithstanding the foregoing, Article 10.01 (a) shall not be construed to:

(i) Restrict the use of information generally known to the Member prior to the date hereof or to persons other than Members of the Company and its affiliates;

(ii) Restrict disclosure of information required pursuant to subpoena, court or governmental order, or other legal requirement (provided, that in the event of such required disclosure, the Member shall cooperate with the Company's legal efforts to obtain protective orders against such disclosure).

9.02. **Mediation; Arbitration**:

(a) Prior to entering arbitration as set forth in Article 10.02 (b), the Members shall submit the dispute to non-binding mediation before a neutral mediator, to be mutually agreed upon by all parties to the dispute. Within twenty (20) business days after the mediator is selected or appointed, the Members and their attorneys shall meet with the mediator for one (1) mediation session. Such mediation shall take place in Los Angeles, California but the Members may participate in such mediation either telephonically or via video conference. If the dispute cannot be settled at such mediation session or at any continued session recommended by the mediator and mutually agreed to by those attending a session on the Members' behalf, either party may give the other and the mediator a written notice declaring the mediation process at an end and stating in detail the reasons for its decision. The mediation and any outcome shall be kept strictly confidential by the Members.

(b) All disputes and controversies between the Members hereto arising out of or in connection with this Operating Agreement shall be handled at a proceeding whose situs is in Los Angeles, California, and handled by JAMs or any other arbitrator that is mutually agreed upon by all Members party to the dispute, following JAMs Streamlined Rules or any other mutually agreed upon arbitral rules. The decision of such arbitrator shall be binding on the Members hereto (although each party shall retain his right to appeal any questions of law arising at the hearing), and judgment may be entered thereon in any court having jurisdiction. The arbitration and any outcome shall be kept strictly confidential by the Members.

9.03. **Notices**: Except as otherwise expressly set forth herein, any notice, request, instruction, or other document to be given under this Agreement by either Party to the other Party shall be in writing and: (i) delivered personally; (ii) delivered by overnight express, with receipted delivery; (iii) sent by registered or certified mail, return receipt requested; or (iv) by electronic mail with acknowledgment of receipt, whereby the receiving Party affirmatively acknowledges having received that email, and with an automatic "read receipt" not constituting acknowledgment of an email for purposes of this Article 10.03. Listed below are the primary points of contact for each Party to whom all notice shall be sent, unless otherwise specified by a Party by like notice. The addresses of the Members as shown on the records of the Company shall originally be those set forth in Schedule I of this Operating Agreement and as amended from time to time. Any Member may change his address as shown on the records of the Company by delivering written notice to the Company in accordance with this Article 10.03.

9.04. **Attorneys' Fees**: In the event any Member brings an action to enforce any provisions of this Operating Agreement against the Company or any other Member, whether such action is at law, in equity or otherwise, each party shall be responsible for payment of their own costs, expenses and fees, except in the event of fraud, in which case the prevailing party shall be entitled, in addition to any other rights or remedies available to it, to collect from the non-prevailing party or parties the reasonable costs and expenses incurred in the investigation preceding such action and the prosecution.

9.05. **Application of California Law**: This Operating Agreement and the interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of California, without reference to its choice of law provisions, and specifically the Act.

9.06. **Amendments**: This Agreement may be amended, provided that such amendment does not adversely alter the preferences, privileges, relative rights, or Membership Interests of the then existing Members. In the event that such amendment would adversely alter the preferences, privileges, relative rights, or Membership Interests of the then existing Members, such amendment shall require the Unanimous Consent of the Members.

9.07. **Construction**: Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa. This Operating Agreement shall not be construed against any party by reason of the drafting or preparation hereof.

9.08. **Headings**: The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

9.09. **Waivers**: The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

9.10. **Rights and Remedies Cumulative**: The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

9.11. **Severability**: If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

9.12. **Heirs, Successors, and Assigns**: Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

9.13. **Creditors**: None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company.

9.14. **Counterparts**: This Operating Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. A signature delivered via portable document format or facsimile will be afforded treatment as an original signature.

9.15. **Entire Agreement**: This Operating Agreement hereto sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter.

Signature Page Follows

        IN WITNESS WHEREOF, the undersigned have caused this Operating Agreement to be executed as of the date set forth their respective signatures.

Its Members:

By:_ Name: Malek Alqadi
     Date:10/8/19   *malek alqadi*

By:_ Name: Hillary Flur
     Date:10/8/19

* * * * * *

SCHEDULE I

Total Membership Interests

Name	Membership Interests	Capital Contribution	Address
Malek Alqadi	50%	$2,000	801 S. Olive Street Suite 2116 Los Angeles, CA 90014
Hillary Flur	50%	$2,000	801 S. Olive Street Suite 2116 Los Angeles, CA 90014
		$4,000	